Exhibit 99.1

Organigram Awarded Excellence in Manufacturing Consortium Award

Company recognized in Outstanding EMC Member Contribution and Outstanding Manufacturer Categories for Manufacturing Excellence

MONCTON, New Brunswick--(BUSINESS WIRE)--October 10, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company was recognized at the Excellence in Manufacturing Consortium (“EMC”) Awards of Excellence ceremony in Toronto on October 9.

Organigram was honoured with an Outstanding Member Contribution Award for delivering exemplary support to the EMC over the course of the Company’s membership.

The award, accepted by Organigram Senior Vice President of Operational Services, Jeff Purcell, recognizes organizations which demonstrate outstanding achievement in manufacturing.

“Producing high-quality cannabis in a state-of-the-art indoor environment, Organigram operates in an interesting cross-section of horticulture, consumer packaged goods and manufacturing,” Purcell said. “We are very proud to accept this award and support EMC, a group that sets the standard for manufacturing excellence in Canada.”

Organigram was additionally nominated as a finalist in the awards’ Outstanding Manufacturer category.

EMC is a unique non-profit organization dedicated to helping manufacturers grow and become more competitive in growing global marketplaces. The group is responsible for contributing knowledge, expertise and resources toward the success of over 13,000 members. EMC’s total manufacturing audience includes more than 40,000 employers and 600,000 manufacturing employees in every Canadian province.

Over 2019, a group of 50 supervisors and managers from the Company completed the EMC Manufacturing Essentials Program. Program certification equips manufacturing staff with skills to increase workforce productivity.

In September, Organigram hosted an EMC Strategic Interest Group event at its Moncton production facility, where it educated a group of 50 EMC members on its production practices through a first-hand look at facility operations and systems.

“Continuous learning on advancements in emergent tech, innovative solutions and best practices in manufacturing will ensure Organigram can produce world-class products with increasing efficiency and keep pace as the global cannabis market grows,” said Greg Engel, CEO, Organigram. “We look forward to continuing to learn from the group’s vast experience in manufacturing and contribute to the learning of its members by sharing our own experience.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For more information about Organigram please visit www.Organigram.ca.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations, Organigram Inc.
Amy.Schwalm@organigram.ca
(416) 704-9057

For media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications, Organigram Inc.
rgracewood@organigram.ca
(506) 645-1653